



11016043

UNITED STATES
SECURITIES AND EXCHANGE COMI
Washington, D.C. 20549

?OVAL
3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *13963*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SII Investments

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5555 Grande Market Drive
                                  (No. and Street)

Appleton, WI   54913
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maura Collins   310-899-8805
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
                (Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000, Los Angeles, CA 90071
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Maura Collins__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__SII Investments__ , as

of __December 31__ , 20__10__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

__*Maura K. Collins*__
Signature

__SVP, Chief Financial Officer__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
SII Investments, Inc.:

We have audited the accompanying statement of financial condition of SII Investments, Inc. (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SII Investments, Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 22, 2011

SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	9,020,561
Marketable securities		8,619
Commissions receivable		6,345,537
Investment advisory receivable		1,009,788
Forgivable notes receivable, net of accumulated amortization of $5,737,344		11,067,922
Other receivables		1,047,700
Receivable from registered representatives, net of allowance of $382,443		644,885
Income taxes receivable		184,609
Deferred tax assets, net of allowance of $53,046		7,823,647
Fixed assets, net of accumulated depreciation of $2,081,089		165,252
Prepaid expenses and other assets		710,043
Goodwill		7,658,096
Total assets	$	45,686,659

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	206,124
Commissions payable		5,367,651
Investment advisory payable		938,275
Accounts payable and other accrued expenses		1,935,426
Payable to affiliates		78,011
Total liabilities		8,525,487
Stockholder's equity		37,161,172
Total liabilities and stockholder's equity	$	45,686,659

See accompanying notes to statement of financial condition.

SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Notes to Statement of Financial Condition

December 31, 2010

(1) Organization

SII Investments, Inc. (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker/dealer and investment advisor with the Securities and Exchange Commission (SEC) and is a registered broker/dealer with the Commodity Futures Trading Commission and is a member of the Financial Industry Regulatory Authority and the National Futures Association. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 22, 2011, the date the statement of financial condition was issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $8,496,506 in money market funds and accounts. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(c) Drafts Payable

Drafts payable represents amounts drawn by the Company pursuant to a sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company.

(d) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of equipment, leasehold improvements, and computer hardware and software, which are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

(e) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the

enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

During 2010, the Company performed its annual impairment review of goodwill and concluded that there was no impairment.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with BH1 is based on the separate return method and any intercompany income taxes are settled on a monthly basis. The Company files combined state tax returns in Alaska, California, Massachusetts, Michigan, Texas, Vermont, West Virginia, and Wisconsin; and separate state income tax returns for other states that the Company is required to file income tax returns. Beginning with the first taxable year ended December 31, 2006, the Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

(g) Receivable from Registered Representatives

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representative. Upon reclassification, the receivable accrues interest at the stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on

an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectibility of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(h)   *Use of Estimates*

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

(i)   *Fair Value Measurements*

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company has determined the fair value of money market funds and marketable securities using the market approach as these financial instruments trade in an active market.

(3) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable loans	$	1,793,590
Allowance for doubtful accounts		145,763
Depreciation		103,057
Deferred compensation		5,738,783
Accrued vacation		39,047
Accrued rent		2,902
Accrued bonus		42,428
Commission held		18,948
Other		32,896
Total deferred tax assets		7,917,414
Deferred tax liabilities:		
Prepaids		(92,134)
Unrealized gain on marketable securities		(1,633)
Total deferred tax liabilities		(93,767)
Net deferred tax assets	$	7,823,647

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

To date, the Company has generated a Michigan net operating loss of $53,046. A valuation allowance has been placed against the state net operating loss deferred asset as of December 31, 2010 due to the uncertainty of its ultimate realization.

The Company has a state tax receivable of $61,677 and a federal income tax receivable of $122,932, which have been reduced by $69,172 related to unrecognized tax benefits. The total unrecognized tax benefits would affect the effective tax rate if recognized. These amounts are included in income taxes receivable in the accompanying statement of financial condition as of December 31, 2010.

(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of December 31, 2009	$	109,324
Reductions to prior year tax positions		(40,152)
Balance as of December 31, 2010	$	69,172

The Company's federal income tax returns are under examination by the Internal Revenue Service for tax years 2007 and 2008. The federal income tax return for 2009 remains open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to. its unrecognized tax benefits.

(4) Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standard Codification (ASC) ASC 820-10, *Fair Value Measurements*. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds ($8,496,506 included in cash and cash equivalents) and marketable securities and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments.

(5) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(Continued)

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent of $250,000 or 2% of "aggregate debit items," whichever is greater, as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires the Company to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1. As of December 31, 2010, the Company had net capital of $6,849,837, which was $6,599,837 in excess of its requirement.

(7) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a certain period of time, generally five to seven years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative does not achieve the minimum gross dealer concessions but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable note may be extended. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. Typically, if the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. In some instances, when it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

The activity in the forgivable notes receivable balance comprises the following:

Balance as of December 31, 2009	$	13,168,843
Granted		399,696
Amended notes		(780,272)
Amortization		(1,720,345)
Balance as of December 31, 2010	$	11,067,922

During 2010, forgivable notes receivable totaling $56,071 became fully amortized and were forgiven by the Company.

(8) Receivable from Registered Representatives and Allowance for Doubtful Accounts

Notes receivable from registered representatives with interest rates ranging from 3.0% to 5.2%. The receivables mature from May 20, 2011 to October 20, 2012	$	543,781
Other receivables from registered representatives		101,104
Receivable from registered representatives	$	644,885

The activity in the allowance for doubtful accounts for impaired receivable from registered representatives for the year ended December 31, 2010 comprises the following:

Allowance for doubtful accounts at beginning of year	$	530,716
Additions charged to bad debt expense		187,496
Write-downs charged against the allowance		(335,769)
Allowance for doubtful accounts at end of year	$	382,443

(9) Fixed Assets

The major classifications of fixed assets are as follows:

Leasehold improvements	$	565,057
Office equipment, furniture, and fixtures		933,661
Computer hardware and software		747,623
Total fixed assets		2,246,341
Less accumulated depreciation		(2,081,089)
Fixed assets, net	$	165,252

(10) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (Jackson) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(Continued)

(11) Related-Party Transactions

Jackson, an affiliate of NPH, allocates a portion of its leased office space to the Company based on the proportionate share that the Company utilizes for operations. The Company has committed to pay Jackson based on its proportionate share of leased office space through the term of Jackson's lease, and its current commitments are $438,318 in 2011, $451,468 in 2012, and $190,422 in 2013.

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

Pursuant to the tax-sharing agreement, the Company paid $1,050,000 for federal income taxes for the year ended December 31, 2010.

(12) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain registered representatives of the Company. The Company's annual contributions are based on commission revenue production of participating registered representatives during the year. The Company has transferred title and ownership of all amounts credited to each participant's account and all underlying funds to Jackson for the purpose of facilitating administration of the plan.

(13) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF
THE COMMODITY FUTURES TRADING COMMISSION



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm
on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission

The Board of Directors and Stockholder
SII Investments, Inc.:

In planning and performing our audit of the financial statements of SII Investments, Inc. (the Company) (an indirect, wholly owned subsidiary of Prudential plc) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. Because the Company does not have any commodities customers, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates

1



and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate as of December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2011



SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

(SEC Identification No. 8-13963)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission and Rule 1.10(g) of the Commodity Futures Trading Commission as a public document.